November 17, 2005

Mail Stop 4561

Mark R. Keller
Chief Executive Officer
Republic Property Trust
1280 Maryland Avenue, S.W., Suite 280
Washington, D.C. 20024

      Re:	Republic Property Trust
		Amendment No. 1 to Registration Statement on Form S-11
      Filed October 31, 2005
		File No.  333-128554

Dear Mr. Keller:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy of your filing.

General
1. Refer to Section 1.2(b) of Exhibits 10.5, 10.9, 10.12 and
10.13.
It appears that Republic Properties Corporation may be receiving shares with a view toward distribution. Please tell us why it should not be viewed as an underwriter or tell us what exemption you intend to rely on for issuances to each designee.



Prospectus Summary

Experienced Senior Management Team, page 2
2. We note your response to prior comment 5 and reissue the comment.
References to the collective experience of your managers are not appropriate because each of your managers does not have the same amount of experience. Please remove these references from your prospectus.
3. We note your response to prior comment 6 and reissue the comment.
Highlighting information about your predecessor`s performance in the summary without a corresponding discussion and analysis by management is not appropriate. Please remove the reference to annualized return from the summary. In addition, to the extent you retain disclosure of your predecessor`s performance in the body of the prospectus, please:
* define "annualized cash return on equity,"
* explain what comprises cash and how you are calculating the return, including tax considerations, and
* discuss historical returns thoroughly in your MD&A, including any fluctuation in actual returns on a year-to-year basis.
Also, please include a risk factor discussing differences between you and your predecessor and cautioning investors against using past performance of the predecessor as a guide for your future results.

Development Pipeline of Trophy Office Buildings, page 2
4. We note from page 6 that you do not consider your acquisition of the option properties to be probable at this point in time. Accordingly, it is not clear that the options actually represent a competitive advantage, given the likelihood that they will actually be exercised. Please omit this disclosure from here and the chart on page 10 or make it clear in both places, and in your risk factors, that you do not consider it probable that you will actually acquire the properties subject to these options.

Our Structure, page 10
5. Please tell us why there is no reference to the former partners of
RKB Holding L.P. in this chart. We note that the partners will receive REIT shares and/or cash in the merger with your operating partnership.
6. Please tell us why RPT 1425 does not appear as a subsidiary of the
Operating Partnership. We note that the Operating Partnership will acquire 100% ownership of this entity in the formation transactions.

Conflicts of Interest, page 13
7. Please quantify how much time Messrs. Kramer, Grigg and Keller will devote to managing your company.
8. Please revise to discuss the potential conflict of interest with the Lehman Brothers affiliate as a result of the refinancing agreement and file as exhibits all relevant agreements. Specifically disclose that your underwriter may be influenced by the affiliated lender in an effort to make sure that the offering closes and that the lender is repaid on a timely basis. Please make corresponding changes to your disclosure on page 39.

Our Distribution Policy, page 15
9. We note your response to prior comment 19. We further note that you continue to include references to a line of credit in your distribution policy disclosure. You may not rely on a line of credit-for purposes of your proposed initial distribution-until you have received a firm commitment for it. Please revise your disclosure accordingly.

Risk Factors

We may be unable to renew existing leases..., page 22
10. Please quantify the rent associated with expiring leases that you believe may be above-market.

Risks related to our debt financing, page 27
11. We note your response to prior comment 16. To the extent you are unable to resolve this issue prior to the next amendment, please include a risk factor discussing your obligations under this guarantee.

Our existing mortgage indebtedness..., page 28
12. Please describe the covenants in more detail, including how they restrict you from selling property or engaging in acquisitions mergers. Please be specific as to financial ratios under which you may have to operate and quantify the amount of debt currently subject to acceleration under these loan agreements. Please refer to such disclosure, as necessary, in your discussion of liquidity beginning on page 62.

Our inability to secure a line of credit..., page 28
13. Please discuss in more detail the ramifications of your inability to secure the proposed line, including the impact on your initial distribution and any specific capital projects that may, based on your own projected cash flow, appear to be underfunded at this point in time.

Use of Proceeds, page 43
14. Please indicate whether you will use proceeds of the offering to repay loans issued by any entity affiliated with your underwriters, other than the proceeds which may be used to repay the affiliate of
Lehman Brothers in connection with the potential refinancing.

Distribution Policy, page 44
15. We note your response to prior comment 33. Please clarify whether you have adjusted these revenues for taxes applicable to your subsidiary.

Note (4), page 47
16. We have considered your response to our prior comment 42. Based on the fact that your development fees are derived from projections on the timing and amount of construction costs from properties currently under development, we are still unsure of your factual basis for including these adjustments in your calculation of cash available for distribution. Further given these management and development agreements are cancelable with 30 days written notice and the amount of estimates involved in determining these amounts, please explain to us how these adjustments are factually supportable.

Management`s Discussion and Analysis

Liquidity and Capital Resources

Short-Term Liquidity Requirements, page 63
17. We note your response to prior comment 47. Please indicate when you will perform this "analysis" and include disclosure responsive to our comment at that time.

Long-Term Liquidity Requirements, page 64
18. We generally view short-term liquidity requirements as those expected to occur in the next 12 months while long-term is beyond the next 12 months. Please revise your disclosure to more clearly distinguish between your short-term and long-term liquidity needs and the resources to meet those needs.

Business and Properties, page 79
19. We note your response to prior comment 55. With respect to disclosure that you have chosen to retain, please provide us with objective support for the following assertions or couch them in terms of your belief and define the operative terms with specificity:
* that your public/private partnerships have been "successful" (please define that term); and
* that all of your tenants are "financially strong" (please define that term).
20. We note your response to prior comment 56 and the documents contained in Exhibit A to your response letter and have the following additional comments:
* Please direct us to support in the CoStar report (attached as section A) for your assertion on page 1 that the Washington, D.C. area market is the nation`s second largest.
* Please direct us to support in the conference report (attached as
section B) for your assertion on page 80 that the Washington, D.C. area economy has outperformed all other major metropolitan areas since 1996, as opposed to the national economy.
* Please direct us to support in the report by Delta Associates (attached as section D) for your assertion on page 80 related to the national vacancy rate in the third quarter of 2005.
* Please direct us to support in the report on federal procurement spending (attached as section H) for your assertion regarding $108.9 billion in federal spending in the Washington, D.C. area in 2004.
* Please direct us to support for your assertion on page 81 that federal procurement supports, directly or indirectly, 932,500 private sector jobs in the region.
* Please direct us to support for your assertion on page 81 that the supply of Class A office space in the Washington, D.C. area is limited.

Financial Statements

2. Formation of the Trust and Offering Transaction, page F-4
21. We note from your response to comment 71 that you plan to account
for the formation transactions in a manner similar to a pooling of interests based on guidance in EITF 94-2. Based on your disclosure in Note 1 to the interim and year-end financial statements, we note
there are other noncontrolling owners of the Fund that will be contributing their interests and as such, we remain unclear how you determined reorganization accounting is appropriate for all contributions that will be made as part of these formation transactions. Please clarify if the other owners comprising the predecessor will contribute their interests for limited partnership units. If so, explain why the exchange of interests in the Fund owned by other than controlling shareholders will not be stepped up and accounted for as an acquisition of minority interests as described in SFAS 141. In addition, advise us how you determined the controlling person or group and why.  We note from your response the
general partner controls the Fund, as such we are unclear why Holdco`s, as well as the other limited partners` interests are brought over at historical cost. Please advise.
22. We have considered your response to our prior comment 72 and note
the merger of Holdco into the Operating Partnership will be accomplished through a transfer of assets at carryover basis. We are still unsure how you arrived at this conclusion as it remains unclear
how you determined common control.   Please expand your response
to
discuss your basis in GAAP for accounting for the transaction as a reorganization of entities under common control.

Part II

Item 33.  Recent Sales of Unregistered Securities
23. We note that RKB Holding will transfer shares and cash to RKB
Finance L.P. in satisfaction of an outstanding loan. Please file the agreement with RKB Finance as an exhibit to your registration statement and discuss the transaction in your prospectus.

Exhibit 8.1 - Draft Tax Opinion
24. Refer to the next-to-last paragraph of the opinion. Counsel`s statement that the opinion may not be relied upon by any other person or for any other purpose is not appropriate because it suggests that investors in this offering may not be entitled to rely on the opinion. Please provide a revised opinion that omits this limitation on reliance.

Exhibit 10.2
25. Please file exhibits A and C to this agreement in your next amendment.
26. Please provide to us copies of the Information Statement and the
Election Form referenced in the preamble to the agreement.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Telewicz at 202-551-3438 or Cicely Lucky, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related
matters.
Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-
3780
with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director

cc:	Stuart Barr (via facsimile)

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Mark R. Keller
Republic Property Trust
November 17, 2005
Page 1